Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the five years ended December 31, 2011 (dollars in thousands):

	For the Years Ended December 31
	2011		2010	2009		2008		2007
Net income (loss) from continuing operations	$(38,457)		$110,590	$(440,141)		$(617,130)		$(435,991)
Add back fixed charges:
Interest expense	89,649		95,658	260,803		489,710		700,460

Earnings before fixed charges and preferred share dividends	51,192		206,248	(179,338)		(127,420)		264,469
Fixed charges and preferred share dividends:
Interest expense	89,649		95,658	260,803		489,710		700,460
Preferred share dividends	13,649		13,641	13,641		13,641		11,817

Total fixed charges and preferred share dividends	$103,298		$109,299	$274,444		$503,351		$712,277

Ratio of earnings to fixed charges	0.0x	(1)	2.2x	0.0x	(1)	0.0x	(1)	0.0x	(1)
Ratio of earnings to fixed charges and preferred share dividends	0.0x	(2)	1.9x	0.0x	(2)	0.0x	(2)	0.0x	(2)

(1)	The dollar amount of the deficiency for the years ended December 31, 2011, 2009, 2008 and 2007 is $38.5 million, $440.1 million, $617.1 million, and $436.0 million, respectively.
(2)	The dollar amount of the deficiency for the years ended December 31, 2011, 2009, 2008 and 2007 is $52.1 million, $453.8 million, $630.8 million, and $447.8 million, respectively.